UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement.

On May 23, 2025, SOLOWIN HOLDINGS (the “Company”) and certain individual investors (the “Purchasers”) entered into securities purchase agreements (the “Purchase Agreements”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 10,606,060 Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), in a registered direct offering, for aggregate gross proceeds of approximately $3,500,000 (the “Financing”).

The Company intends to use the net proceeds from this Financing for working capital and general corporate purposes. This Financing is expected to close on or about May 27, 2025, subject to the satisfaction of customary closing conditions.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 10.1, and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is not complete and is qualified in the entirety by reference to such document.

The sale and offering of Class A Ordinary Shares pursuant to the Purchase Agreements are effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-282552), as amended (the “Shelf Registration Statement”), which became effective on November 8, 2024, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Conyers Dill & Pearman
10.1	Form of Securities Purchase Agreement, dated May 23, 2025, between the Company and each investor
23.1	Consent of Conyers Dill & Pearman (included as part of Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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